Amended and restated term sheet[†]
To prospectus dated December 1, 2005,
prospectus supplement dated October 12, 2006 and
product supplement no. 131-I dated April 21, 2008

Amended and Restated term sheet to
Product Supplement No. 131-I
Registration Statement No. 333-130051
Dated April 21, 2008; Rule 433



Structured Investments	**JPMorgan Chase & Co.** **$** **10.00% (equivalent to 13.33% per annum) Reverse Exchangeable Notes due January 23, 2009** **Linked to the Market Vectors—Gold Miners ETF**

General

- The notes are designed for investors who seek a higher interest rate than the current dividend yield on the Market Vectors—Gold Miners ETF or the yield on a conventional debt security with the same maturity issued by us or an issuer with a comparable credit rating. Investors should be willing to forgo the potential to participate in appreciation in the Index Fund, be willing to accept the risks of owning interests in exchange-traded funds in general and the Market Vectors—Gold Miners ETF, in particular, and be willing to lose some or all of their principal at maturity.
- The notes will pay 10.00% (equivalent to 13.33% per annum) interest over the term of the notes. **However, the notes do not guarantee any return of principal at maturity. Instead, the payment at maturity will be based on the Final Share Price of one share of the Index Fund and whether the closing price of one share of the Index Fund has declined from the Initial Share Price by more than the Protection Amount during the Monitoring Period, as described below.**
- Senior unsecured obligations of JPMorgan Chase & Co. maturing January 23, 2009*.
- Payment at maturity for each $1,000 principal amount note will be a cash payment equal to either $1,000 or the Cash Value (as defined below), in each case, together with any accrued and unpaid interest, as described below.
- Minimum denominations of $1,000 and integral multiples thereof.
- The notes are expected to price on or about April 21, 2008 and are expected to settle on or about April 24, 2008.

Key Terms

Index Fund:	Market Vectors—Gold Miners ETF (the "Index Fund")
Underlying Index:	The Amex Gold Miners Index (the "Underlying Index"). For additional information, see "Selected Purchase Considerations — Return Linked to the Market Vectors—Gold Miners ETF" and "Selected Risk Considerations — Differences Between the Index Fund and the Underlying Index" in this amended and restated term sheet.
Interest Rate:	**10.00% (equivalent to 13.33% per annum)**, paid monthly and calculated on a 30/360 basis.
Protection Amount:	**An amount that represents at least 35% of the Initial Share Price, subject to adjustments. The actual Protection Amount will be set on the pricing date and will not be less than 35% of the Initial Share Price, subject to adjustments.**
Maturity Date:	January 23, 2009*
Observation Date:	January 20, 2009*
CUSIP:	48123MT28
Interest Payment Date:	Interest on the notes will be payable monthly in arrears on the 24th calendar day of each month, except for the final interest payment, which will be payable on the Maturity Date (each such date, an "Interest Payment Date"), commencing May 24, 2008, to and including the Interest Payment Date corresponding to the Maturity Date. See "Selected Purchase Considerations — Monthly Interest Payments" in this amended and restated term sheet for more information.
Payment at Maturity:	The payment at maturity, in excess of any accrued and unpaid interest, is based on the performance of the Index Fund. You will receive $1,000 for each $1,000 principal amount note, plus any accrued and unpaid interest at maturity, *unless*: (1) the Final Share Price is less than the Initial Share Price; and (2) on any trading day during the Monitoring Period, the closing price of one share of the Index Fund has declined, as compared to the Initial Share Price, by more than the Protection Amount. If the conditions described in (1) and (2) are both satisfied, at maturity you will receive, instead of the principal amount of your notes, the Cash Value, plus any accrued and unpaid interest. **The Cash Value will be less than the principal amount of your notes and may be zero. Accordingly, you may lose some or all of your principal if you invest in the notes.**
Monitoring Period:	The period from the pricing date to and including the Observation Date.
Cash Value:	The amount in cash equal to the product of (1) $1,000 divided by the Initial Share Price and (2) the Final Share Price, subject to adjustments.
Initial Share Price:	The closing price of one share of the Index Fund on the New York Stock Exchange on the pricing date, divided by the Share Adjustment Factor.
Final Share Price:	The closing price of one share of the Index Fund on the New York Stock Exchange on the Observation Date.
Share Adjustment Factor:	Set equal to 1.0 on the pricing date, subject to adjustment under certain circumstances. See "General Terms of Notes – Anti-Dilution Adjustments" in the accompanying product supplement no. 131-I.

[†] This amended and restated term sheet amends and restates and supersedes the term sheet related hereto dated April 21, 2008 to product supplement no. 131-I (the term sheet is available on the SEC website at http://www.sec.gov/Archives/edgar/data/19617/000089109208002148/e31294_fwp.pdf in its entirety.

* Subject to postponement in the event of a market disruption event and as described under "Description of Notes — Payment at Maturity" in the accompanying product supplement no. 131-I.

Investing in the Reverse Exchangeable Notes involves a number of risks. See "Risk Factors" beginning on page PS-6 of the accompanying product supplement no. 131-I and "Selected Risk Considerations" beginning on page TS-2 of this amended and restated term sheet.

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this amended and restated term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, each prospectus supplement, product supplement no. 131-I and this amended and restated term sheet if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

Neither the SEC nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this amended and restated term sheet or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Fees and Commissions (1)	Proceeds to Us
Per note	$	$	$
Total	$	$	$

(1) If the notes priced today, J.P. Morgan Securities Inc., which we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., would receive a commission of $11.00 per $1,000 principal amount note and would use a portion of that commission to allow selling concessions to other dealers of approximately $1.00 per $1,000 principal amount note. The actual commission received by JPMSI may be more or less than $11.00 and will depend on market conditions on the pricing date. In no event will the commission received by JPMSI, which includes concessions to be paid to other dealers, exceed $15.00 per $1,000 principal amount note. See "Underwriting" beginning on page PS-32 of the accompanying product supplement no. 131-I.

The total aggregate principal amount of notes being offered by this amended and restated term sheet may not be purchased by investors in the offering. Under these circumstances, JPMSI will retain the unsold portion of the offering and has agreed to hold such notes for investment for a period of at least 30 days. The unsold portion of notes will not exceed 15% of the aggregate principal amount of notes. Any unsold portion may affect the supply of the notes available for secondary trading and, therefore, could adversely affect the price of the notes in the secondary market. Circumstances may occur in which our interests or those of our affiliates could be in conflict with your interests.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

JPMorgan

April 21, 2008

Additional Terms Specific to the Notes

You should read this amended and restated term sheet together with the prospectus dated December 1, 2005, as supplemented by the prospectus supplement dated October 12, 2006 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 131-I dated April 21, 2008. **This amended and restated term sheet, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.** *This amended and restated term sheet amends and restates and supersedes the term sheet related hereto dated April 21, 2008 to product supplement no. 131-I in its entirety. You should rely only on the information contained in this amended and restated term sheet and in the documents listed below in making your decision to invest in the notes.* You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement no. 131-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

- Product supplement no. 131-I dated April 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208002141/e31287_424b2.pdf
- Prospectus supplement dated October 12, 2006:
  http://www.sec.gov/Archives/edgar/data/19617/000089109206003117/e25276_424b2.pdf
- Prospectus dated December 1, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002389/e22923_base.txt

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this amended and restated term sheet, the "Company," "we," "us" or "our" refers to JPMorgan Chase & Co.

Selected Purchase Considerations

- **THE NOTES OFFER A HIGHER INTEREST RATE THAN THE YIELD ON DEBT SECURITIES OF COMPARABLE MATURITY ISSUED BY US OR AN ISSUER WITH A COMPARABLE CREDIT RATING** — The notes will pay 10.00% (equivalent to 13.33% per annum) interest over the term of the notes, which we believe is higher than the yield received on debt securities of comparable maturity issued by us or an issuer with a comparable credit rating. Because the notes are our senior unsecured obligations, any interest payment or any payment at maturity is subject to our ability to pay our obligations as they become due.

- **MONTHLY INTEREST PAYMENTS** — The notes offer monthly interest payments at a rate of 10.00% (equivalent to 13.33% per annum) over the term of the notes. Interest will be payable monthly in arrears on the 24th calendar day of each month, except for the final interest payment, which will be payable on the Maturity Date (each such date, an "Interest Payment Date"), commencing May 24, 2008, to and including the Interest Payment Date corresponding to the Maturity Date, to the holders of record at the close of business on the date 15 calendar days prior to the applicable Interest Payment Date. If an Interest Payment Date is not a business day, payment will be made on the next business day immediately following such day, but no additional interest will accrue as a result of the delayed payment. For example, the monthly interest payment due in May 2008 shall be payable on May 27, 2008.

- **THE NOTES DO NOT GUARANTEE THE RETURN OF YOUR PRINCIPAL** — Your return of principal at maturity is protected so long as the Final Share Price does not decline from the Initial Share Price or the closing price of one share of the Index Fund does not decline, as compared to the Initial Share Price, by more than the Protection Amount on any day during the Monitoring Period. **However, if the Final Share Price declines from the Initial Share Price and the closing price of one share of the Index Fund on any day during the Monitoring Period has declined by more than the Protection Amount, you could lose the entire principal amount of your notes.**

- **RETURN LINKED TO THE MARKET VECTORS—GOLD MINERS ETF** — The Market Vectors—Gold Miners ETF is an exchange-traded fund of Market Vectors ETF Trust, which is a registered investment company, and managed by Van Eck Associates Corporation. The Market Vectors—Gold Miners ETF seeks to replicate as closely as possible, before fees and expenses, the price and yield performance of the Amex Gold Miners Index, which we refer to as the Underlying Index. The Underlying Index is a modified market capitalization weighted index comprised of publicly traded companies involved primarily in mining for gold or silver. The Amex Gold Miners Index (GDM) is sponsored by, and is a service mark of, the American Stock Exchange LLC (the "AMEX"). The Underlying Index is being used with the permission of the AMEX. The AMEX in no way sponsors, endorses or is otherwise involved in the offering of the notes described in this amended and restated term sheet and the AMEX disclaims any liability to any party for any inaccuracy in the data on which the Underlying Index is based, for any mistakes, errors, or omissions in the calculation and/or dissemination of the Underlying Index, or for the manner in which it is applied in connection with the offering of the notes. For additional information about the Index Fund and the Underlying Index, see the information set forth under "The Market Vectors—Gold Miners ETF" in the accompanying product supplement no. 131-I.

- **TAX TREATMENT AS A UNIT COMPRISING A PUT OPTION AND A DEPOSIT** — You should review carefully the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement no. 131-I. We and you agree (in the absence of an administrative determination or judicial ruling to the contrary) to treat the notes as units comprising a Put Option and a Deposit for U.S. federal income tax purposes. We will determine the portion of each coupon payment that we will allocate to interest on the Deposit and to Put Premium, respectively, and will provide that allocation in the pricing supplement for the notes. If the notes had priced on April 18, 2008, we would have treated approximately 20.22% of each coupon payment as interest on the Deposit and the remainder as Put Premium. The actual allocation that we will determine for the notes may differ from this hypothetical allocation, and will depend upon a variety of factors, including actual market conditions and our borrowing costs for debt instruments of comparable maturities on the Pricing Date. Assuming this characterization is respected, amounts treated as interest on the Deposit will be taxed as ordinary income while the Put Premium will not be taken into account prior to maturity or sale. However, there are other reasonable treatments that the Internal Revenue Service (the "IRS") or a court may adopt, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. In addition, on December 7, 2007, Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments. While it is not clear whether the notes would be viewed as similar to the typical prepaid forward contract described in the notice, it is possible that any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. The notice focuses on a number of issues, the most relevant of which for holders of the notes are the character of income or loss (including whether the Put Premium might be currently included as ordinary income) and the degree, if any, to which income realized by Non-U.S. Holders should be subject to withholding tax. Both U.S. and Non-U.S. Holders should consult their tax advisers regarding all aspects of the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice. Purchasers who are not initial purchasers of notes at the issue price should also consult their tax advisers with respect to the tax consequences of an investment in the notes, including possible alternative characterizations, as well as the allocation of the purchase price of the notes between the Deposit and the Put Option.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Index Fund, the Underlying Index or any of the equity securities held by the Index Fund or included in the Underlying Index. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement no. 131-I dated April 21, 2008.

- **YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS** — The notes do not guarantee any return of principal. The payment at maturity will be based on the Final Share Price and whether the closing price of one share of the Index Fund has declined from the Initial Share Price by more than the Protection Amount on any trading day during the Monitoring Period. Under certain circumstances, you will receive at maturity the Cash Value instead of the principal amount of your notes. The Cash Value will be less than the principal amount of each note and may be zero. **Accordingly, you could lose up to the entire principal amount of your notes.**

- **YOUR PROTECTION MAY TERMINATE ON ANY DAY DURING THE TERM OF THE NOTES** — If, on any trading day during the Monitoring Period, the closing price of one share of the Index Fund declines below the Initial Share Price minus the Protection Amount, you will be fully exposed to any depreciation in the Index Fund. We refer to this feature as a contingent buffer. Under these circumstances, *and* if the Final Share Price is less than the Initial Share Price, you will receive at maturity the Cash Value and, consequently, you will lose 1% of the principal amount of your investment for every 1% decline in the Final Share Price, as compared to the Initial Share Price. You will be subject to this potential loss of principal even if the price of the Index Fund subsequently recovers such that the Index Fund is above the Initial Share Price minus the Protection Amount. If these notes had a non-contingent buffer feature, under the same scenario, you would have received the full principal amount of your notes plus accrued and unpaid interest at maturity. As a result, your investment in the notes may not perform as well as an investment in a security with a return that includes a non-contingent buffer.

- **YOUR RETURN ON THE NOTES IS LIMITED TO THE PRINCIPAL AMOUNT PLUS ACCRUED INTEREST REGARDLESS OF ANY APPRECIATION IN THE VALUE OF THE INDEX FUND** — Unless (i) the Final Share Price is less than the Initial Share Price and (ii) on any trading day during the Monitoring Period, the closing price of one share of the Index Fund has declined, as compared to the Initial Share Price, by more than the Protection Amount, for each $1,000 principal amount note, you will receive $1,000 at maturity plus any accrued and unpaid interest, regardless of any appreciation in the value of the shares of the Index Fund, which may be significant. Accordingly, the return on the notes may be significantly less than the return on a direct investment in the shares of the Index Fund during the term of the notes.

- **NO AFFILIATION WITH THE INDEX FUND** — We are not affiliated with the issuer of the Index Fund. We assume no responsibility for the adequacy of the information about the Index Fund and the Underlying Index contained in this amended and restated term sheet or in product supplement no. 131-I. You should make your own investigation into the Index Fund and the Underlying Index. We are not responsible for the Index Fund's public disclosure of information, whether contained in SEC filings or otherwise.

- **CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY** — While the payment at maturity, if any, described in this amended and restated term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agent's commission and the estimated cost of hedging our obligations under the notes through one or more of our affiliates. As a result, and as a general matter, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent's commission and hedging costs, including those referred to under "Many Economic and Market Factors Will Impact the Value of the Notes" below.
  The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

- **NO DIVIDEND PAYMENTS OR VOTING RIGHTS** — As a holder of the notes, you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of shares of the Index Fund or the equity securities held by the Index Fund or included in the Underlying Index would have.

- **THERE ARE RISKS ASSOCIATED WITH THE INDEX FUND** — The Index Fund has a limited operating history, having commenced trading in May 2006 on the AMEX. Although shares of the Index Fund are listed for trading on the AMEX and a number of similar products have been traded on various national securities exchanges for varying periods of time, there is no assurance that an active trading market will continue for the shares of the Index Fund or that there will be liquidity in the trading market. In addition, Van Eck Associates Corporation, which we refer to as Van Eck, is the Index Fund's investment adviser. The Index Fund is subject to management risk, which is the risk that Van Eck's investment strategy, the implementation of which is subject to a number of constraints, may not produce the intended results. For example, normally the Index Fund invests at least 95% of its total assets in securities that comprise the Underlying Index; however a lesser percentage may be so invested by Van Eck who may choose to invest the remaining assets of the Index Fund in futures contracts, options and swaps as well as in money market instruments, including repurchase agreements. Any such action could adversely affect the market price of the shares of the Index Fund, and consequently, the value of the notes.

- **DIFFERENCES BETWEEN THE INDEX FUND AND THE UNDERLYING INDEX** — Normally, the Index Fund invests at least 95% of its total assets in equity securities included in the Underlying Index, however, the Index Fund may not hold all or substantially all of the equity securities included in the Underlying Index. There may, however, be instances where Van Eck may choose to may purchase a sample of securities in the Underlying Index. There may also be instances in which Van Eck may choose to overweight another security in the Underlying Index, purchase securities not in the Underlying Index which Van Eck believes are appropriate to substitute for certain securities in the Underlying Index or utilize various combinations of other available investment techniques in seeking to replicate as closely as possible, before fees and expenses, the price and yield performance of the Underlying Index. Also, the temporary unavailability of certain securities in the secondary market may impact variance between the Index Fund and the Underlying Index. Finally, because the shares of the Index Fund are traded on AMEX and are subject to market supply and investor demand, the market value of one share of the Index Fund may differ from the net asset value per share of the Index Fund. For all of the foregoing reasons, the performance of the Index Fund may not correlate with the performance of the Underlying Index.
- **LACK OF LIQUIDITY** — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.
- **THE ANTI-DILUTION PROTECTION FOR THE INDEX FUND IS LIMITED** —The calculation agent will make adjustments to the Share Adjustment Factor for certain events affecting the shares of the Index Fund. However, the calculation agent will not make an adjustment in response to all events that could affect the shares of the Index Fund. If an event occurs that does not require the calculation agent to make an adjustment, the value of the notes may be materially and adversely affected.
- **POTENTIAL CONFLICTS** — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. We will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of the Index Fund, the Underlying Index and the notes.
- **RISKS ASSOCIATED WITH THE GOLD AND SILVER MINING INDUSTRIES —** The equity securities included in the Underlying Index and that are generally tracked by the Index Fund are common stocks and ADRs of companies primarily engaged in the mining of gold or silver. The shares of the Index Fund may be subject to increased price volatility as they are linked to a single industry, market or sector and may be more susceptible to adverse economic, market, political or regulatory occurrences affecting that industry, market or sector. See "Risk Factors — Risks associated with the gold and silver mining industries will affect the value of the notes" in the accompanying product supplement no. 131-I for additional information.
- **HEDGING AND TRADING IN THE INDEX FUND** — While the notes are outstanding, we or any of our affiliates may carry out hedging activities related to the notes, including in the shares of the Index Fund, the equity securities held by the Index Fund or included in the Underlying Index or instruments related to the shares of the Index Fund. We or our affiliates may also trade in the shares of the Index Fund or instruments related to the shares of the Index Fund from time to time. Any of these hedging or trading activities as of the pricing date and during the term of the notes could adversely affect our payment to you at maturity.
- **MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES** — In addition to the value of the shares of the Index Fund and interest rates on any trading day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other and which are set out in more detail in product supplement no. 131-I.

Historical Information

The following graph sets forth the historical performance of the shares of the Index Fund based on the weekly closing price of one share of the Index Fund from May 26, 2006 through April 18, 2008. The Index Fund commenced trading on the AMEX on May 24, 2006. The closing price of one share of the Index Fund on April 18, 2008 was $49.30. We obtained the closing prices and other information below from Bloomberg Financial Markets without independent verification. The closing prices and this other information may be adjusted by Bloomberg Financial Markets for corporate actions such as public offerings, mergers and acquisitions, spin-offs, delisting and bankruptcy. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

Since its inception, the Index Fund has experienced significant fluctuations. The historical performance of the shares of the Index Fund should not be taken as an indication of future performance, and no assurance can be given as to the closing prices of one share of the Index Fund during the term of the notes. We cannot give you assurance that the performance of the Index Fund will result in the return of any of your initial investment. We make no representation as to the amount of dividends, if any, that the Index Fund or the equity securities held by the Index Fund will pay in the future. In any event, as an investor in the notes, you will not be entitled to receive dividends, if any, that may be payable on the Index Fund or the equity securities held by the Index Fund.



Examples of Hypothetical Payment at Maturity for Each $1,000 Principal Amount Note

The following table illustrates hypothetical payments at maturity on a $1,000 investment in the notes, based on a range of hypothetical Final Share Prices and assuming that the closing price of one share of the Index Fund declines in the manner set forth in the column titled "Hypothetical lowest closing price during the Monitoring Period." The numbers appearing in the following table and examples have been rounded for ease of analysis. For this table of hypothetical payments at maturity, we have also assumed the following:

- the Initial Share Price: $49.00
- the Interest Rate: 10.00% (equivalent to 13.33% per annum)
- the Protection Amount: $17.15

Hypothetical lowest closing price during the Monitoring Period	Hypothetical Final Share Price	Payment at Maturity**
$49.00	$98.00	$1,000.00
$24.50	$51.45	$1,000.00
$49.00	$49.00	$1,000.00
$31.85	$31.85	$1,000.00
$24.50	$46.55	$950.00
$24.50	$24.50	$500.00
$12.25	$12.25	$250.00
$0.00	$0.00	$0.00

**Note that you will receive at maturity any accrued and unpaid interest in cash, in addition to either the Cash Value or the principal amount of your note in cash.

The following examples illustrate how the payments at maturity set forth in the table above are calculated.

Example 1: The lowest closing price of one share of the Index Fund during the Monitoring Period was $24.50 but the Final Share Price is $51.45. Because the Final Share Price of $51.45 is greater than the Initial Share Price of $49.00, you will receive a payment at maturity of $1,000 per $1,000 principal amount note.

Example 2: The lowest closing price of one share of the Index Fund during the Monitoring Period was $24.50 and the Final Share Price is $46.55. Because the Final Share Price of $46.55 is less than the Initial Share Price of $49.00 and the closing price of one share of the Index Fund declined by more than the Protection Amount on at least one day during the Monitoring Period, you will receive the Cash Value at maturity. Because the Final Share Price of the Index Fund is $46.55, your final payment at maturity is $950.00.

Example 3: The closing price of one share of the Index Fund does not decline, as compared with the Initial Share Price, by more than the Protection Amount on any day during the Monitoring Period prior to the Observation Date. However, the closing price of one share of the Index Fund on the Observation Date is $24.50, a decline of more than the Protection Amount. Because the Final Share Price of $24.50 is less than the Initial Share Price of $49.00 and the Final Share Price has declined by more than the Protection Amount, you will receive the Cash Value at maturity. Because the Final Share Price of the Index Fund is $24.50, your final payment at maturity is $500.00.

Example 4: The Final Share Price of $31.85 is less than the Initial Share Price of $49.00 but does not decline by more than the Protection Amount and the closing price of one share of the Index Fund does not decline by more than the Protection Amount on any day during the Monitoring Period. Because the closing price of one share of the Index Fund has not declined by more than the Protection Amount on any day during the Monitoring Period, you will receive a payment at maturity of $1,000 per $1,000 principal amount note, even though the Final Share Price of $31.85 is less than the Initial Share Price of $49.00.

Regardless of the performance of the shares of the Index Fund or the payment you receive at maturity, you will receive interest payments, for each $1,000 principal amount note, in the aggregate amount of approximately $100.00 over the term of the notes. The Cash Value you may receive at maturity and the actual Protection Amount applicable to your notes may be more or less than the amounts displayed in this hypothetical and will depend in part on the closing price of one share of the Index Fund on the pricing date.